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                               October 12, 2022

       Roderick Wong
       Chief Executive Officer
       Health Sciences Acquisitions Corp 2
       40 10th Avenue, Floor 7
       New York, NY 10014

                                                        Re: Health Sciences
Acquisitions Corp 2
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 23,
2022
                                                            File No. 333-266660

       Dear Roderick Wong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 3, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Q: How will the Initial Shareholders vote?, page 16

   1. We acknowledge your revised disclosures in response to prior comment 4. Please also revise to explain
whether the various support agreements will be revised to reflect the revised disclosures.
       Material U.S. Federal Income Tax Consequences
       U.S. Federal Income Tax Consequences of the Domestication. . ., page 145

   2. We note your response to previous comment 14. If counsel is providing a "should"
                                                        opinion, please amend
to clearly state this fact, explain the reason for counsel's inability to provide a "will"
opinion, describe the degree of uncertainty in the opinion, and provide
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         risk and other appropriate disclosure. In addition, please revise your short-form opinion so that the material tax consequence is clearly disclosed other than the issue giving rise to the uncertainty. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. Business of Orchestra, page 221

3.       We acknowledge your revised disclosures in response to prior comment
16. Please further
         revise to avoid conclusory statements regarding your trials or your product candidates'
         performance. For example, your disclosure continues to refer to "compelling" or
         "promising" trial data. You may revise to discuss objective data, and balance your discussion of trial results with cautionary language regarding the preliminary nature of the results.
Company, page 221

4. We note your response to comment 17. Please amend your filing to include a description of how Orchestra estimates a market opportunity of 3.2 million procedures valued at approximately $3 billion for Virtue SAB to provide investors with context regarding these amounts.
Product Pipeline, page 222

5. We acknowledge your response to prior comment 20. With respect to each milestone in the "Next Milestone" column, please revise to provide additional context regarding the expected timing. For example, we note your disclosure elsewhere that Orchestra currently anticipates applying for an IDE and initiating enrollment of the BackBeat CNT Pivotal
         Study in the second half of 2023. Please revise the table to disclose that Orchestra's planned application for IDE and the expected initiation of the study are both expected to be in the second half of 2023.As another example, please revise to clarify the process for the high-risk HTN indication when you state that you will seek to leverage data. If there has been no discussion yet regarding the expected trial timing with the FDA or comparable foreign regulator, or the ability to leverage other data, please revise the table to clearly indicate this information. In addition, please remove the "Estimated Market"
         column from the pipeline table, and to the extent necessary, please revise the widths of the columns representing the various trials to provide an accurate representation of the duration of the various stages (e.g., if the pivotal trial stage is expected to be twice as long as the clinical feasibility stage, please increase the width of the pivotal trial column accordingly).
Bioelectronic Product Candidates...
Strategic Collaboration Agreement with Medtronic, page 224

6. We note your response to our previous comment 13 regarding existing reimbursement codes. Specifically, you state that based on your discussions with Orchestra, the terms of the Medtronic Agreement, and Orchestra's management's knowledge of the Roderick Wong
Health Sciences Acquisitions Corp 2
October 12, 2022
Page 3
         reimbursement codes for medical devices, you believe such increase in price is possible without new reimbursement codes. Please expand your discussion to explain this rationale. In addition, in the Business section, revise to provide the basis for Orchestra's estimates that its addressable annual market is $10 billion. Preclinical Data, page 228

7. We note your revised disclosures in response to comment 23. However, please further revise to explain how the chart "demonstrates the significant improvement in the entire
         24-hour aSBP profile of the animal driven by BackBeat CNT." Also revise so that the graphical illustration shows the results of all the study animals, including the control, or advise.
8.       We refer to the revised lead-in disclosure to the second chart on page
228. You state that
         the chart shows "blood pressure levels did not return to higher baseline levels after
         BackBeat CNT was turned off, indicating that sympathetic nervous system responses were likely modulated by chronic delivery of BackBeat CNT." Please revise so that the statement does not imply an efficacious conclusion, and also explain how the illustration shows that blood pressure levels did not return to higher baseline levels when the green triangles appear to show a steady increase in systolic pressure as compared to the red line representing the use of the BackBeat CNT.
Clinical Results
Acute Clinical Study, page 229

9. We note your response to comment 24 regarding treatment duration variation for different patients. Please amend to include what factors the managing physician considered in their determination to allow for longer duration.
MODERATO I Single Arm Study, page 229

10.      We acknowledge your revised disclosures in response to prior comment
25. You state that
         21 patients consented to be followed for a longer study period, and you disclose the study results for this longer period for oSBP levels. Please also revise to state the 24-hour aSBP levels that were studied during the longer period for the 21 patients, and if these levels were not studied for the same period, please revise to explain why. Similarly, on page 232, please revise to state the corresponding aSBP results in the MODERATO II study at 24 months, or explain why aSBP levels were not studied for the same duration.
11. We refer to your revised disclosures here and elsewhere in response to prior comment 26.
       Please further revise these disclosures to disclose the non-cardiac related serious adverse
FirstName LastNameRoderick Wong
       events, and with respect to the SAEs, explain the number that were determined to be
Comapany    NameHealth
       related            Sciences
               to the device       Acquisitions
                             or procedure,       Corp
                                           and the     2
                                                   number   that were
determined to be unrelated.
OctoberDisclose
         12, 2022these
                   PageSAEs
                        3 in your summary discussion and in your risk factor on page 57.
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SirolimusEFR - Additional Focal Therapies Product Candidates and Development Initiatives, page 249

12. We acknowledge your revised disclosures in response to prior comment 19 and your statements that you may be able to leverage certain data. Please revise to clearly explain that there is no guarantee that you will be able to pursue these trials at an accelerated pace or at a reduced cost, and revise your reference in the last paragraph in this section to being able to "rapidly advance" these product candidates.
Consolidated Financial Statements of Orchestra Biomed, Inc.
3. Terumo Partnership Agreement, page F-49

13. Please revise to address the following regarding your responses to prior comments 29 and
         31:
             In your response to prior comment 29 you indicate that you only track research and development expenses related to the Virtue SAB product candidate. Since you do track that information, revise your MD&A to quantify the amounts expensed related to that product candidate for each period presented.
             In your response to prior comment 31 and related revised disclosures, you indicate that the amount of revenues recorded for the Terumo Partnership is based on the estimated and actual research and development expenses for this product candidate.
             Further, your revised disclosure discusses the significant changes to both your actual and estimated future expense which resulted in negative partnership revenue for
             2021. You further disclose that you experienced further material cost increases during
             2022, which led to further changes to your estimates and revenue recognition pattern.
             Accordingly, revise your MD&A and footnotes to quantify the expenses related to your Terumo Partnership for each period presented.
             Further given their impact on revenues recognized in the historical periods presented, disclose the estimated costs to complete the project and quantify the changes in those estimates you experienced during the periods presented which led to the significant changes in revenues reported.
             Revise to confirm, if true, that you update those cost estimates on a quarterly basis.
             You disclose on page F-50 that you experienced "unexpected changes to regulatory requirements" that caused you to amend your original project plan. Revise to more clearly identify those changes to your regulatory requirements. Roderick Wong
FirstName  LastNameRoderick   Wong
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       You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Dorrie Yale at 202-551-8776 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Janeane Ferrari, Esq.